AMENDED AND RESTATED
SCHEDULE A

To the Sub-Advisory Agreement between
One Compass Advisors and
Sound Shore Management, Inc.

Name of Fund	Compensation	Date
New Covenant Growth Fund	.75% on the first $10 million of assets managed	July 1, 2011
.50% on the next $90 million of assets managed
.35% on the next $50 million of assets managed

If the Segment has assets in excess of $150 million at the end of any calendar quarter, the following fee schedule shall apply for that quarter:

.75% on the first $10 million of assets managed
.50% on the next $90 million of assets managed
.25% on the balance over $100 million of assets managed

*           The applicable fees shall be paid quarterly based on the market value of the “Aggregated Account Assets” under management which means the market value of: (i) the Segment managed by the Sub-Adviser under this Agreement and (ii) assets managed by the Adviser or any affiliate of the Adviser in accordance with any model investment portfolio provided by the Sub-Adviser to the Adviser or its affiliates from time to time.

Fees shall be invoiced on a pro rata basis according to the relevant portion of the Adviser’s assets under management in relation to the Aggregated Account Assets.

If after the effective date of this Amended and Restated Schedule A, the Sub-Adviser manages an account for a new client with similar characteristics to the Adviser, with a similar investment mandate, requiring the same or similar services as required under this agreement, on more favorable terms than herein agreed, then such fee structure will be offered to the Adviser as well.